EXHIBIT 99.1

Huazhu Group Limited Reports Fourth Quarter and Full Year 2018 Financial Results

  Hotel turnover1 for Huazhu hotels increased by 23% in 2018, driven by both hotel network expansion and RevPAR growth. The hotel network expanded by 13% to 4,230 hotels in operation as of December 31, 2018. The blended RevPAR grew by 10% in 2018.
  Net revenues increased 20.6% year-over-year to RMB2,683.3 million (US$390.3 million) 2 for the fourth quarter, and increased 22.3% to RMB10,063.4 million (US$1,463.7 million) for the full year of 2018, exceeded the high-end of revenue guidance previously announced of 18% to 22%.
  EBITDA (non-GAAP) for the fourth quarter of 2018 was negative RMB45.2 million (US$6.6 million), compared with RMB445.8 million for the fourth quarter of 2017. EBITDA (non-GAAP) for the full year of 2018 was RMB2,271.9 million (US$330.4 million), compared with RMB2,349.2 million for 2017.
  Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, the adjusted EBITDA (non-GAAP) for the fourth quarter increased 67.3% year-over-year to RMB737.4 million (US$107.3 million) and increased 37.3% to RMB3,268.9 million (US$475.4 million) for the full year of 2018.
  Net loss attributable to Huazhu Group Limited was RMB418.5 million (US$60.9 million) for the fourth quarter of 2018, compared with net income attributable to Huazhu Group Limited of RMB225.7 million in the fourth quarter of 2017 and RMB667.8 million in the previous quarter. Net income attributable to Huazhu Group Limited was RMB716.2 million (US$104.2 million) for the full year of 2018, compare with RMB1,228.3 million for the full year of 2017.
  Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, the adjusted net income for the fourth quarter of 2018 increased 64.9% year-over-year to RMB364.1 million (US$53.0 million) and the adjusted net income for the full year of 2018 increased 36.1% to RMB1,713.2 million (US$249.2 million).
  The Company provided guidance year-over-year net revenues growth of 13% to 15% for Q1 2019 and net revenues growth of 15% to 17% for the full year 2019.

SHANGHAI, China, March 14, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter of 2018 Operational Highlights

  During the fourth quarter of 2018, Huazhu opened 214 hotels, including 9 leased (“leased-and-operated”) hotels and 205 manachised (“franchised-and-managed”) hotels and franchised hotels.

  The Company closed a total of 39 hotels, which included 8 leased hotels and 31 manachised and franchised hotels, during the fourth quarter of 2018. This was mainly due to:

  a)  The Company's strategic focus to upgrade the quality of the product and service. The Company closed 15 hotels for brand upgrade purposes and permanently removed 10 hotels from its network for their non-compliance with the brand and operating standards. These hotels were mainly under HanTing and Elan brands. By removing hotels of lower quality, the Company is able to provide a more consistent customer experience, which will help enhance both the brands and future profitability.

  b)  Property related issues, including rezoning and returning of military-owned properties, and expiry of leases, which resulted in the closure of 9 hotels.

  c)  Operating losses from hotels located mainly in selected 3rd or lower tier cities which resulted in the closure of 5 hotels.

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB230 in the fourth quarter of 2018, compared with RMB211 in the fourth quarter of 2017 and RMB239 in the previous quarter. The year-over-year increase of 9.2% was due to both an increase in ADR of the mature hotels, as well as an increase in the proportion of mid- and up-scale hotels with higher ADR in the Company’s brand mix. The sequential decrease resulted mainly from seasonality.

  The occupancy rate for all hotels in operation was 85.2% in the fourth quarter of 2018, compared with 86.0% in the fourth quarter of 2017 and 90.7% in the previous quarter. The year-over-year decrease of 0.9 percentage point was due to the soft macro economy and a dilutive impact from newly-opened hotels. The sequential decrease resulted mainly from seasonality.

  Blended RevPAR, defined as revenue per available room for all hotels in operation, was RMB196 in the fourth quarter of 2018, compared with RMB181 in the fourth quarter of 2017 and RMB217 in the previous quarter. The year-over-year increase of 8.1% was attributable to higher ADR. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB189 for the fourth quarter of 2018, representing a 3.9% increase from RMB182 for the fourth quarter of 2017, with a 4.9% increase in ADR and a 0.8-percentage-point decrease in occupancy rate. The economy hotels registered a 4.1% same-hotel RevPAR improvement. The midscale and upscale hotels registered a 3.7% same-hotel RevPAR improvement.

Operational Highlights of full year 2018

  For the full year of 2018, the company opened 53 leased hotels and 670 manachised hotels and franchised hotels, and closed 25 leased hotels and 214 manachised and franchised hotels. As of December 31, 2018, the Company had 699 leased hotels, 3,309 manachised hotels, and 222 franchised hotels in operation in 403 cities.  The number of hotel rooms in operation totaled 422,747, an increase of 11.3% from a year ago.

  As of December 31, 2018, the Company had a total number of 1,105 hotels contracted or under construction, including 42 leased hotels and 1,063 manachised and franchised hotels. The pipeline represented 26.1% of the number of hotels in operation as end of 2018.

  For the full year of 2018, the ADR for all hotels in operation was RMB226, increasing 11.2% year-over-year from RMB203 in 2017. The occupancy rate for all hotels in operation was 87.3%, compared with 88.3% in 2017. As a result, the blended RevPAR for all hotels in operation was RMB197 in 2018, a 10.0% increase from RMB180 in 2017.

  The same-hotel RevPAR was RMB189 in 2018, a 5.5% increase from RMB179 in 2017, with a 6.3% increase in ADR and a 0.6-percentage-point decrease in occupancy rate. In 2018, the economy hotels and the midscale and upscale hotels posted an increase of 5.6% and 5.2% in same-hotel RevPAR, respectively.

  As of December 31, 2018, the Company’s loyalty program had approximately 122 million members, who contributed approximately 76% of room nights sold during the full year of 2018 and approximately 86% of room nights were sold through the Company’s own direct channels.

“We are pleased to announce that Huazhu delivered a strong set of results in 2018. Our hotel turnover increased by 23% in 2018, thanks to a 13% growth in hotel network and a 10% increase in blended RevPAR. At the end of 2018, our hotel pipeline was at a record high of 1,105 hotels, or 26% of hotels in operation. Therefore, we expect our hotel network expansion to further accelerate in 2019. Our hotel network expansion will be primarily driven by midscale hotel openings,” commented Ms. Jenny Zhang, Chief Executive Officer of Huazhu Group.

“We are also pleased to see the remarkable growth for our midscale brands at their respective development stage. JI, our flagship midscale brand, is expected to reach 1,000 hotels by 2020 supported by its operational excellence and strong pipeline. The other younger brands also see significant increase in their hotel pipelines and, and thus are poised to take off. Furthermore, our innovation in upscale segment is well on track. After we acquired Blossom Hill in 2018, we have been working on bringing this upscale lifestyle and resort brand from the typical remote scenic spots to higher tier cities. This year, we will open two new urban Blossom Hill hotels in Shanghai and Beijing. The Beijing Blossom Hill Hotel is a conversion from our VUE hotel located at Beijing Hou Hai,” Jenny added. “Looking into 2019, we will continue to focus on fast and quality expansion, hotel technology to further improve guest experiences and operating efficiencies, and innovation for our upscale brands. We remain optimistic about long-term growth prospects for the lodging market in China. Huazhu is well positioned to deliver high return to franchisees and shareholders.”

Fourth Quarter and Full Year of 2018 Financial Results
Since the first quarter of 2018, the Company adopted new revenue recognition standards and all prior year numbers are restated using the new standards. Please see the “Adoption of New Revenue Recognition Accounting Standards” section of this release for more information.

(RMB in thousands)	Q4 2017	Q3 2018	Q4 2018	2017FY	2018FY
Revenues:
Leased and owned hotels	1,716,259	2,052,581	1,942,225	6,338,119	7,470,490
Manachised and franchised hotels	495,851	699,223	702,999	1,850,525	2,526,990
Others	13,032	15,757	38,071	40,257	65,880
Net revenues	2,225,142	2,767,561	2,683,295	8,228,901	10,063,360

Net revenues for the fourth quarter of 2018 were RMB2,683.3 million (US$390.3 million), representing a 20.6% year-over-year increase and a 3.0% sequential decrease. The year-over-year increase was primarily attributable to our hotel network expansion and RevPAR growth, the sequential decrease was due to seasonality.

Net revenues for the full year of 2018 were RMB10,063.4 million (US$1,463.7 million), representing an increase of 22.3% from the full year of 2017.

Net revenues from leased and owned hotels for the fourth quarter of 2018 were RMB1,942.2 million (US$282.5 million), representing a 13.2% year-over-year increase and a 5.4% sequential decrease.

For the full year of 2018, net revenues from leased and owned hotels were RMB7,470.5 million (US$1,086.5 million), representing a 17.9% year-over-year increase.

Net revenues from manachised and franchised hotels for the fourth quarter of 2018 were RMB703.0 million (US$102.2 million), representing a 41.8% year-over-year increase and a 0.5% sequential increase.

For the full year of 2018, net revenues from manachised and franchised hotels were RMB2,527.0 million (US$367.5 million), representing a 36.6% year-over-year increase. It accounts for 25.1% of net revenues, compared to 22.5% of net revenues for the full year of 2017.

Other revenues represent revenues generated from businesses other than the hotel operation, which mainly include revenues from the provision of IT products and services to hotels and from Huazhu mall, totaling RMB38.1 million (US$5.5 million) in the fourth quarter of 2018, compared to RMB13.0 million in the fourth quarter of 2017 and RMB15.8 million in the previous quarter.

For the full year of 2018, other revenues were RMB65.9 million (US$9.6 million), compared to RMB40.3 million in 2017.

(RMB in thousands)	Q4 2017	Q3 2018	Q4 2018	2017FY	2018FY
Operating costs and expenses:
Hotel operating costs	1,623,449	1,657,803	1,737,390	5,674,780	6,476,327
Other operating costs	6,836	1,685	7,896	17,324	14,560
Selling and marketing expenses	98,464	91,322	107,841	284,900	348,080
General and administrative expenses	236,213	233,353	269,285	690,970	850,904
Pre-opening expenses	71,575	59,894	53,853	206,454	254,629
Total operating costs and expenses	2,036,537	2,044,057	2,176,265	6,874,428	7,944,500

Hotel operating costs for the fourth quarter of 2018 were RMB1,737.4 million (US$252.7 million), compared to RMB1,623.4 million in the fourth quarter of 2017 and RMB1,657.8 million in the previous quarter, representing a 7.0% year-over-year increase and a 4.8% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2018 were RMB1,728.8 million (US$251.4 million), representing 64.4% of net revenues, compared to 72.7% for the fourth quarter in 2017 and 59.7% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and the increased portion of manachised-and-franchised hotels. The sequential increase in the percentage was mainly due to seasonality.

For the full year of 2018, hotel operating costs were RMB6,476.3 million (US$941.9 million), compared to RMB5,674.8 million in 2017. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB6,449.2 million (US$938.0 million), representing 64.1% of net revenues, compared to 68.8% in 2017.

Selling and marketing expenses for the fourth quarter of 2018 were RMB107.8 million (US$15.7 million), compared to RMB98.5 million in the fourth quarter of 2017 and RMB91.3 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2018 were RMB107.2 million (US$15.6 million), or 4.0% of net revenues, compared to 4.4% for the fourth quarter of 2017 and 3.3% for the previous quarter. The year-over-year decrease were mainly attributable to timing of certain brand building and marketing activities that occurred in earlier quarters in 2018 compared to 2017.

For the full year of 2018, selling and marketing expenses were RMB348.1 million (US$50.6 million), compared to RMB284.9 million in 2017. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB345.5 million (US$50.3 million), representing 3.5% of net revenues, both in 2018 and 2017.

General and administrative expenses for the fourth quarter of 2018 were RMB269.3 million (US$39.2 million), compared to RMB236.2 million in the fourth quarter of 2017 and RMB233.4 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2018 were RMB251.8 million (US$36.6 million), representing 9.3% of net revenues, compared with 10.0% of net revenues in the fourth quarter of 2017 and 7.9% in the previous quarter. The year-over-year decrease in the percentage was mainly due to the amount of RMB32.7 million for long-term profit-sharing bonus for full year 2017 was accrued in the fourth quarter of 2017 when we established the plan, while the amount for the year of 2018 was accrued in each quarter. The long-term profit-sharing bonus accrued in the fourth quarter of 2018 was approximately RMB19.0 million.

For the full year of 2018, general and administrative expenses were RMB850.9 million (US$123.8 million), compared to RMB691.0 million in 2017. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB797.7 million (US$116.0 million), representing 8.0% of net revenues, compared to 7.9% in 2017.

Pre-opening expenses for the fourth quarter of 2018 were RMB53.9 million (US$7.8 million), representing a 24.8% year-over-year decrease and a 10.1% sequential decrease.

Pre-opening expenses for the full year of 2018 were RMB254.6 million (US$37.0 million), compared to RMB206.5 million in 2017, representing a year-over-year increase of 23.3%. The increase in pre-opening expenses was mainly attributable to more leased mid-and-upscale hotels opened or under construction in 2018 than in 2017. The pre-opening expenses as a percentage of net revenues was 2.5% in both 2018 and 2017.

Other operating income, net for the fourth quarter of 2018 were RMB85.0 million (US$12.4 million) mainly related to subsidy income and gains related to compensation from the landlords on termination of certain leased hotels, compared to RMB42.6 million in the fourth quarter of 2017 and RMB51.3 million in the previous quarter.

Other operating income, net for the full year of 2018 were RMB225.6 million (US$32.8 million), compared to RMB71.2 million in 2017. Other operating income, net in 2018 mainly comprised of subsidy income of RMB105.8 million, compensations received or reversal of losses related to termination of certain lease hotels of RMB92.6 million, as well as the compensation of RMB35.0 million received from the selling shareholders of Crystal Orange as the final settlement of the sales and purchase transaction. The subsidy income recorded in 2018 included approximately RMB16 million of subsidy that were related to 2017.

Income from operations for the fourth quarter of 2018 was RMB592.0 million (US$86.1 million), compared to RMB231.2 million in the fourth quarter of 2017 and RMB774.8 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2018 was RMB618.8 million (US$90.0 million), compared to RMB250.4 million for the fourth quarter of 2017 and RMB795.2 million for the previous quarter. The adjusted operating margin, defined as adjusted income from operations (non-GAAP) as percentage of net revenues, for the fourth quarter of 2018 was 23.1%, compared with 11.3% in the fourth quarter of 2017 and 28.7% in the previous quarter. The year-over-year improved operating margin was mainly due to our improved blended RevPAR, asset-light strategy and decreased impairment loss in the fourth quarter of 2018.

Income from operations for the full year of 2018 was RMB2,344.4 million (US$341.0 million), compared to RMB1,425.6 million in 2017. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the full year of 2018 was RMB2,427.3 million (US$353.0 million), compared to RMB1,492.0 million for the full year of 2017. The adjusted operating margin (non-GAAP) for the year of 2018 was 24.1%, compared with 18.0% for the full year of 2017. The improvement of the adjusted operating margin was mainly attributable to the higher blended RevPAR and the increased portion of manachised-and-franchised hotels in 2018.

Other income, net for the fourth quarter of 2018 was RMB0.7 million (US$0.1 million), compared to other expense, net of RMB12.9 million for the fourth quarter of 2017 and other income, net of RMB16.3 million for the previous quarter.

Other income, net for the full year of 2018 was RMB203.1 million (US$29.5 million), compared to RMB128.1 million in 2017. The increase was mainly due to gross dividends received from AccorHotels of RMB103.8 million in the second quarter of 2018.

Unrealized losses from fair value changes of equity securities for the fourth quarter of 2018 was RMB755.9 million (US$109.9 million), compared to unrealized gains from fair value changes of equity securities of RMB24.1 million in the fourth quarter of 2017 and unrealized gains from fair value changes of equity securities of RMB179.2 million in the previous quarter.

For the full year of 2018, unrealized losses from fair value changes of equity securities was RMB914.1 million (US$133.0 million), compared to unrealized gains from fair value changes of equity securities of RMB35.5 million in 2017. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax expense for the fourth quarter of 2018 was RMB106.1 million (US$15.4 million), compared to RMB17.7 million in the same period of 2017 and RMB254.8 million in the previous quarter. For the full year of 2018, income tax expense was RMB568.9 million (US$82.8 million), compared to RMB357.0 million in 2017. The change in our effective tax rate primarily reflected certain non-taxable loss of the fair value changes in equity securities investments.

Net loss attributable to Huazhu Group Limited for the fourth quarter of 2018 was RMB418.5 million (US$60.9 million), compared to net income attributable to Huazhu Group Limited of RMB225.7 million in the fourth quarter of 2017 and RMB667.8 million in the previous quarter. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the fourth quarter of 2018 was RMB364.1 million (US$53.0 million), representing a 64.9% year-over-year increase and a 28.5% sequential decrease.

Net income attributable to Huazhu Group Limited for the full year of 2018 was RMB716.2 million (US$104.2 million), compared to RMB1,228.3 million in 2017. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the full year of 2018 was RMB1,713.2 million (US$249.2 million), compared to RMB1,259.1 million in 2017. The increase of 36.1% was mainly attributable to the expanded hotel network, improved blended RevPAR and the proportion of manachised and franchised hotels.

Basic and diluted earnings per share/ADS. For the fourth quarter of 2018, basic and diluted losses per share were RMB1.48 (US$0.22). For the fourth quarter of 2018, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB1.29 (US$0.19) and adjusted diluted earnings per share (non-GAAP) were RMB1.23 (US$0.17).

For the full year of 2018, basic earnings per share were RMB2.54 (US$0.37) and diluted earnings per share were RMB2.49 (US$0.36). For the full year of 2018, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB6.08 (US$0.88), while adjusted diluted earnings per share (non-GAAP) were RMB5.77 (US$0.84).

EBITDA (non-GAAP) for the fourth quarter of 2018 was negative RMB45.2 million (US$6.6 million), compared with EBITDA (non-GAAP) of RMB445.8 million in the fourth quarter of 2017 and RMB1,165.6 million in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the fourth quarter of 2018 was RMB737.4 million (US$107.3 million), compared with RMB440.9 million for the fourth quarter of 2017 and RMB1,006.8 million for the previous quarter.

EBITDA (non-GAAP) for the full year of 2018 was RMB2,271.9 million (US$330.4 million), compared to RMB2,349.2 million in 2017. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the full year of 2018 was RMB3,268.9 million (US$475.4 million), compared with RMB2,380.0 million in 2017, representing a 37.3% year-over-year increase. The year-over-year increase was mainly due to the expansion of the Company’s hotel network, the improved RevPAR and the proportion of manachised and franchised hotels. The adjusted EBITDA margin (non-GAAP) for the year of 2018 was 32.5%, compared with 28.9% for the full year of 2017.

Cash flow. Operating cash inflow for the fourth quarter of 2018 was RMB574.3 million (US$83.5 million). Investing cash outflow for the fourth quarter was RMB733.2 million (US$106.6 million).

Operating cash inflow for the full year of 2018 was RMB3,048.6 million (US$443.4 million), representing an increase of 24.3% from 2017. Investing cash outflow for the full year of 2018 was RMB6,345.3 million (US$922.9 million), compared to RMB6,235.4 million in 2017.

Cash and cash equivalents and Restricted cash. As of December 31, 2018, the Company had a total balance of cash and cash equivalents, restricted cash of RMB4,884.3 million (US$710.4 million).

Debt financing. As of December 31, 2018, the Company had a total loan balance of RMB9,759.3 million (US$1,419.4 million) and the unutilized credit facility available to the Company was RMB689.4 million.

Adoption of New Revenue Recognition Accounting Standards
The Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018 on a full retrospective basis in the condensed consolidated financial statements. As such, prior period results have been adjusted to reflect the adoption of ASU 2014-09.

The most meaningful impacts of the adoption of ASU 2014-09 are as follows:

Under previous guidance, initial one-time franchise fee was recognized when the hotels opened for business and the Company had fulfilled its commitments and obligations. Upon adoption of new revenue standards, the one-time franchise fee will be recognized over the term of the franchise contract.

Under previous guidance, the Company adopted the incremental cost model to account for customer loyalty program. The estimated incremental costs, net of the reimbursement received from the franchisees, are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. Under new revenue standards, loyalty program is considered a separate performance obligation and the consideration allocated to the loyalty program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties.

Guidance
In the first quarter of 2019, the Company expects net revenues to grow 13% to 15% year-over-year. For the full year 2019, the Company expects net revenues to grow 15% to 17% from 2018.

The Company anticipates the gross opening of 800-900 hotels in 2019, about 75% of which are midscale and upscale hotels.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
Huazhu’s management will host a conference call at 9 p.m. ET, Thursday, March 14, 2019 (or 9 a.m. on Friday, March 15, 2019 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0438 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 9697413.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 22, 2019. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 9697413.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com .

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of December 31, 2018, the Company had 4,230 hotels or 422,747 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Blossom Hill. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2018, Huazhu Group operates 21 percent of its hotel rooms under lease and ownership model, 79 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	3,474,719	4,262,010	619,884
Restricted cash	481,348	622,308	90,511
Short-term investments	129,911	89,010	12,946
Accounts receivable, net	162,910	194,417	28,277
Loan receivables	380,580	93,957	13,665
Amounts due from related parties	118,537	176,235	25,632
Prepaid rent	659,973	955,000	138,899
Inventories	24,006	40,651	5,912
Other current assets	329,140	539,928	78,530
Total current assets	5,761,124	6,973,516	1,014,256

Property and equipment, net	4,522,878	5,017,790	729,807
Intangible assets, net	1,643,972	1,834,235	266,778
Land use rights	140,108	220,099	32,012
Long-term investments	2,361,969	6,152,140	894,792
Goodwill	2,264,758	2,629,611	382,461
Loan receivables	42,330	188,673	27,441
Other assets	364,660	471,630	68,597
Deferred tax assets	405,975	504,814	73,422
Total assets	17,507,774	23,992,508	3,489,566

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	130,815	947,810	137,853
Accounts payable	766,565	890,486	129,516
Amounts due to related parties	36,890	75,252	10,945
Salary and welfare payables	427,070	520,829	75,751
Deferred revenue	942,651	1,004,747	146,134
Accrued expenses and other current liabilities	1,249,032	1,606,673	233,682
Dividends payable	-	658,007	95,703
Income tax payable	218,238	265,546	38,622
Total current liabilities	3,771,261	5,969,350	868,206

Long-term debt	4,921,774	8,811,511	1,281,581
Deferred rent	1,380,484	1,507,303	219,228
Deferred revenue	398,303	458,280	66,654
Other long-term liabilities	380,578	452,420	65,802
Deferred tax liabilities	422,090	474,641	69,034
Total liabilities	11,274,490	17,673,505	2,570,505

Equity:
Ordinary shares	212	214	31
Treasury shares	(107,331)	(107,331)	(15,611)
Additional paid-in capital	3,624,135	3,712,988	540,032
Retained earnings	2,512,719	2,610,200	379,638
Accumulated other comprehensive income (loss)	167,965	(41,634)	(6,055)
Total Huazhu Group Limited shareholders' equity	6,197,700	6,174,437	898,035
Noncontrolling interest	35,584	144,566	21,026
Total equity	6,233,284	6,319,003	919,061
Total liabilities and equity	17,507,774	23,992,508	3,489,566

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended				Year Ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,716,259	2,052,581	1,942,225	282,485	6,338,119	7,470,490	1,086,538
Manachised and franchised hotels	495,851	699,223	702,999	102,247	1,850,525	2,526,990	367,535
Others	13,032	15,757	38,071	5,537	40,257	65,880	9,582
Net revenues	2,225,142	2,767,561	2,683,295	390,269	8,228,901	10,063,360	1,463,655

Operating costs and expenses:
Hotel operating costs:
Rents	(560,178)	(594,593)	(661,698)	(96,240)	(2,058,954)	(2,405,946)	(349,930)
Utilities	(89,418)	(110,019)	(87,588)	(12,739)	(365,507)	(399,404)	(58,091)
Personnel costs	(412,990)	(428,924)	(436,205)	(63,443)	(1,388,355)	(1,662,638)	(241,821)
Depreciation and amortization	(204,147)	(215,942)	(222,954)	(32,427)	(773,202)	(869,129)	(126,410)
Consumables, food and beverage	(154,454)	(179,414)	(178,894)	(26,019)	(550,664)	(672,632)	(97,830)
Others	(202,262)	(128,911)	(150,051)	(21,824)	(538,098)	(466,578)	(67,861)
Total hotel operating costs	(1,623,449)	(1,657,803)	(1,737,390)	(252,692)	(5,674,780)	(6,476,327)	(941,943)
Other operating costs	(6,836)	(1,685)	(7,896)	(1,148)	(17,324)	(14,560)	(2,118)
Selling and marketing expenses	(98,464)	(91,322)	(107,841)	(15,685)	(284,900)	(348,080)	(50,626)
General and administrative expenses	(236,213)	(233,353)	(269,285)	(39,167)	(690,970)	(850,904)	(123,759)
Pre-opening expenses	(71,575)	(59,894)	(53,853)	(7,833)	(206,454)	(254,629)	(37,034)
Total operating costs and expenses	(2,036,537)	(2,044,057)	(2,176,265)	(316,525)	(6,874,428)	(7,944,500)	(1,155,480)
Other operating income (expense), net	42,563	51,268	84,997	12,363	71,175	225,562	32,807
Income from operations	231,168	774,772	592,027	86,107	1,425,648	2,344,422	340,982
Interest income	40,713	41,870	32,449	4,719	112,645	147,511	21,455
Interest expense	(34,295)	(63,306)	(70,210)	(10,212)	(87,320)	(243,801)	(35,459)
Other (expense) income, net	(12,939)	16,286	665	97	128,138	203,105	29,540
Unrealized gains (losses) from fair value changes of equity securities	24,134	179,229	(755,916)	(109,943)	35,540	(914,129)	(132,955)
Foreign exchange (loss) gain	(2,341)	(433)	(41,908)	(6,095)	(18,128)	(143,975)	(20,940)
Income (Loss) before income taxes	246,440	948,418	(242,893)	(35,327)	1,596,523	1,393,133	202,623
Income tax expense	(17,747)	(254,843)	(106,059)	(15,426)	(356,992)	(568,942)	(82,750)
(Loss) from equity method investments	(2,871)	(18,432)	(64,146)	(9,330)	(11,783)	(96,801)	(14,079)
Net income (loss)	225,822	675,143	(413,098)	(60,083)	1,227,748	727,390	105,794
Net (income) loss attributable to noncontrolling interest	(116)	(7,391)	(5,443)	(791)	555	(11,229)	(1,633)
Net income (loss) attributable to Huazhu Group Limited	225,706	667,752	(418,541)	(60,874)	1,228,303	716,161	104,161

Other comprehensive income
Unrealized securities holding gains, net of tax	11,400	-	-	-	868	-	-
Reclassification of gains realized to net income, net of tax	-	-	-	-	(5,282)	-	-
Foreign currency translation adjustments, net of tax	58,502	(147,736)	20,349	2,960	176,882	(168,958)	(24,574)
Comprehensive income (loss)	295,724	527,407	(392,749)	(57,123)	1,400,216	558,432	81,220
Comprehensive (income) loss attributable to noncontrolling interest	(116)	(7,391)	(5,443)	(791)	555	(11,229)	(1,633)
Comprehensive income (loss) attributable to Huazhu Group Limited	295,608	520,016	(398,192)	(57,914)	1,400,771	547,203	79,587

Earnings (Losses) per share/ADS[1]:
Basic	0.81	2.37	(1.48)	(0.22)	4.40	2.54	0.37
Diluted	0.77	2.23	(1.48)	(0.22)	4.21	2.49	0.36

Weighted average number of shares used in computation:
Basic	279,861	282,149	282,500	282,500	279,272	281,717	281,717
Diluted	298,903	303,605	282,500	282,500	293,074	303,606	303,606

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended				Year Ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	225,822	675,143	(413,098)	(60,083)	1,227,748	727,390	105,794
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	19,245	20,397	26,746	3,890	66,367	82,902	12,058
Depreciation and amortization	208,756	221,552	229,486	33,377	789,252	890,524	129,521
Amortization of issuance cost of convertible senior notes	2,598	6,852	6,962	1,013	2,598	28,226	4,105
Deferred taxes	(82,338)	4,332	(97,461)	(14,175)	(79,203)	(90,887)	(13,219)
Bad debt expenses	1,434	788	8,356	1,215	2,446	10,426	1,516
Deferred rent	103,688	(5,959)	93,160	13,550	209,074	140,264	20,401
Loss (Gain) from disposal of property and equipment	(2,795)	7,933	(1,554)	(226)	12,884	157	23
Impairment loss	92,480	10,818	24,269	3,530	169,213	35,087	5,103
Loss from equity method investments, net of dividends	2,871	18,432	124,102	18,050	11,783	156,756	22,799
Investment (income) loss	(44,403)	(192,796)	797,824	116,040	(159,974)	1,009,394	146,810
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	10,735	21,849	(8,803)	(1,280)	4,207	(36,281)	(5,277)
Prepaid rent	(131,592)	2,777	(383,928)	(55,840)	(188,653)	(283,227)	(41,194)
Inventories	3,684	(6,697)	(1,514)	(220)	2,766	(14,371)	(2,090)
Amounts due from related parties	(23,967)	(21,927)	(10,143)	(1,475)	(31,151)	(31,678)	(4,607)
Other current assets	(56,720)	(34,568)	(1,283)	(187)	(76,320)	(56,282)	(8,186)
Other assets	4,691	3,375	(37,620)	(5,472)	(54,411)	(32,145)	(4,675)
Accounts payable	35,417	(14,372)	27,816	4,046	8,141	10,748	1,563
Amounts due to related parties	4,234	(5,051)	25,495	3,708	3,093	38,361	5,579
Salary and welfare payables	223,455	(19,666)	192,123	27,943	133,142	90,510	13,164
Deferred revenue	23,014	53,559	(33,984)	(4,943)	26,178	113,719	16,540
Accrued expenses and other current liabilities	(44,280)	38,876	(52,189)	(7,592)	277,888	139,759	20,328
Income tax payable	(39,224)	114,238	25,678	3,735	44,688	47,755	6,946
Other long-term liabilities	17,386	14,220	33,833	4,921	50,840	71,481	10,397
Net cash provided by operating activities	554,191	914,105	574,273	83,525	2,452,596	3,048,588	443,399

Investing activities:
Purchases of property and equipment	(267,332)	(271,615)	(312,129)	(45,397)	(819,523)	(1,115,276)	(162,210)
Purchases of intangibles	(4,079)	(2,020)	(326)	(47)	(7,854)	(3,787)	(551)
Purchases of land use rights	-	(75,850)	-	-	-	(75,850)	(11,032)
Amount received as a result of government zoning	2,593	-	-	-	2,593	7,188	1,045
Acquisitions, net of cash received	(330)	(430,890)	(26,951)	(3,920)	(3,745,588)	(496,882)	(72,268)
Proceeds from disposal of subsidiary and branch, net of cash disposed	13,684	-	2,555	372	13,684	8,408	1,223
Purchases of long-term investments	(856,682)	(651,309)	(365,564)	(53,169)	(1,327,508)	(4,959,526)	(721,333)
Proceeds from maturity/sale and return of long-term investments	1,857	66,238	3,757	545	128,174	177,383	25,799
Payment for shareholder loan to equity investees	(6,079)	-	(1,000)	(145)	(113,206)	(7,240)	(1,053)
Collection of shareholder loan from equity investees	-	-	-	-	119,855	-	-
Purchases of short-term investments	-	-	-	-	(95,802)	-	-
Payment for the origination of loan receivables	(319,500)	(76,930)	(54,440)	(7,918)	(445,892)	(313,040)	(45,530)
Proceeds from collection of loan receivables	20,303	47,448	20,876	3,036	55,662	433,319	63,024
Net cash used in investing activities	(1,415,565)	(1,394,928)	(733,222)	(106,643)	(6,235,405)	(6,345,303)	(922,886)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	1,875	398	1,297	189	9,073	13,702	1,993
Proceeds from short-term bank borrowings	-	268,405	369,893	53,798	136,488	928,298	135,015
Repayment of short-term bank borrowings	-	(90)	-	-	(294,677)	(128,378)	(18,672)
Proceeds from long-term bank borrowings	-	343,960	480,424	69,875	3,633,174	4,275,036	621,778
Repayment of long-term bank borrowings	(1,650,916)	-	(291,654)	(42,419)	(1,650,917)	(798,861)	(116,190)
Funds advanced from noncontrolling interest holders	34,972	30,520	-	-	83,573	36,150	5,258
Repayment of funds advanced from noncontrolling interest holders	-	(2,500)	(2,000)	(291)	(8,730)	(8,430)	(1,226)
Acquisition of noncontrolling interest	-	(7,000)	(74,586)	(10,848)	(3,750)	(83,677)	(12,170)
Proceeds from amounts due to related parties	-	-	-	-	-	103,158	15,004
Repayment of amounts due to related parties	-	(112,964)	-	-	-	(112,964)	(16,430)
Contribution from noncontrolling interest holders	17,743	23,267	792	115	25,575	28,886	4,201
Dividends paid to noncontrolling interest holders	(240)	(2,309)	(762)	(111)	(2,810)	(4,900)	(713)
Dividends paid	(306,343)	-	-	-	(306,343)	-	-
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	2,925,203	-	-	-	2,925,203	-	-
Debt financing costs paid	(9,763)	-	-	-	(9,763)	-	-
Proceeds from ADS Lending	7	-	-	-	7	-	-
Net cash provided by financing activities	1,012,538	541,687	483,404	70,308	4,536,103	4,248,020	617,848

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(21,717)	(334)	12,423	1,807	(32,733)	(23,054)	(3,352)
Net increase in cash and cash equivalents, and restricted cash	129,447	60,530	336,878	48,997	720,561	928,251	135,009
Cash, cash equivalents and restricted cash at the beginning of the period	3,826,620	4,486,910	4,547,440	661,398	3,235,506	3,956,067	575,386
Cash, cash equivalents and restricted cash at the end of the period	3,956,067	4,547,440	4,884,318	710,395	3,956,067	4,884,318	710,395

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,737,390	64.7%	8,551	0.3%	1,728,839	64.4%
Other operating costs	7,896	0.3%	-	0.0%	7,896	0.3%
Selling and marketing expenses	107,841	4.0%	669	0.0%	107,172	4.0%
General and administrative expenses	269,285	10.0%	17,526	0.7%	251,759	9.3%
Pre-opening expenses	53,853	2.0%	-	0.0%	53,853	2.0%
Total operating costs and expenses	2,176,265	81.0%	26,746	1.0%	2,149,519	80.0%
Income from operations	592,027	22.1%	26,746	1.0%	618,773	23.1%

	Quarter Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	252,692	64.7%	1,244	0.3%	251,448	64.4%
Other operating costs	1,148	0.3%	-	0.0%	1,148	0.3%
Selling and marketing expenses	15,685	4.0%	97	0.0%	15,588	4.0%
General and administrative expenses	39,167	10.0%	2,549	0.7%	36,618	9.3%
Pre-opening expenses	7,833	2.0%	-	0.0%	7,833	2.0%
Total operating costs and expenses	316,525	81.0%	3,890	1.0%	312,635	80.0%
Income from operations	86,107	22.1%	3,890	1.0%	89,997	23.1%

	Quarter Ended September 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,657,803	59.9%	6,607	0.2%	1,651,196	59.7%
Other operating costs	1,685	0.1%	-	0.0%	1,685	0.1%
Selling and marketing expenses	91,322	3.3%	472	0.0%	90,850	3.3%
General and administrative expenses	233,353	8.4%	13,318	0.5%	220,035	7.9%
Pre-opening expenses	59,894	2.2%	-	0.0%	59,894	2.2%
Total operating costs and expenses	2,044,057	73.9%	20,397	0.7%	2,023,660	73.2%
Income from operations	774,772	28.0%	20,397	0.7%	795,169	28.7%

	Quarter Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,623,449	73.0%	6,091	0.3%	1,617,358	72.7%
Other operating costs	6,836	0.3%	-	0.0%	6,836	0.3%
Selling and marketing expenses	98,464	4.4%	551	0.0%	97,913	4.4%
General and administrative expenses	236,213	10.6%	12,603	0.6%	223,610	10.0%
Pre-opening expenses	71,575	3.2%	-	0.0%	71,575	3.2%
Total operating costs and expenses	2,036,537	91.5%	19,245	0.9%	2,017,292	90.6%
Income from operations	231,168	10.4%	19,245	0.9%	250,413	11.3%

	Year Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	6,476,327	64.4%	27,158	0.3%	6,449,169	64.1%
Other operating costs	14,560	0.1%	-	0.0%	14,560	0.1%
Selling and marketing expenses	348,080	3.5%	2,583	0.0%	345,497	3.5%
General and administrative expenses	850,904	8.5%	53,161	0.5%	797,743	8.0%
Pre-opening expenses	254,629	2.5%	-	0.0%	254,629	2.5%
Total operating costs and expenses	7,944,500	79.0%	82,902	0.8%	7,861,598	78.2%
Income from operations	2,344,422	23.3%	82,902	0.8%	2,427,324	24.1%

	Year Ended December 31, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	941,943	64.4%	3,950	0.3%	937,993	64.1%
Other operating costs	2,118	0.1%	-	0.0%	2,118	0.1%
Selling and marketing expenses	50,626	3.5%	376	0.0%	50,250	3.5%
General and administrative expenses	123,759	8.5%	7,732	0.5%	116,027	8.0%
Pre-opening expenses	37,034	2.5%	-	0.0%	37,034	2.5%
Total operating costs and expenses	1,155,480	79.0%	12,058	0.8%	1,143,422	78.2%
Income from operations	340,982	23.3%	12,058	0.8%	353,040	24.1%

	Year Ended December 31, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	5,674,780	69.0%	19,725	0.2%	5,655,055	68.8%
Other operating costs	17,324	0.2%	-	0.0%	17,324	0.2%
Selling and marketing expenses	284,900	3.5%	1,530	0.0%	283,370	3.5%
General and administrative expenses	690,970	8.4%	45,112	0.5%	645,858	7.9%
Pre-opening expenses	206,454	2.5%	-	0.0%	206,454	2.5%
Total operating costs and expenses	6,874,428	83.6%	66,367	0.7%	6,808,061	82.9%
Income from operations	1,425,648	17.3%	66,367	0.7%	1,492,015	18.0%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended				Year Ended
	December 31, 2017	September 30,2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	225,706	667,752	(418,541)	(60,874)	1,228,303	716,161	104,161
Share-based compensation expenses	19,245	20,397	26,746	3,890	66,367	82,902	12,058
Unrealized (gains) losses from fair value changes of equity securities	(24,134)	(179,229)	755,916	109,943	(35,540)	914,129	132,955
Adjusted net income attributable to Huazhu Group Limited (non-GAAP)	220,817	508,920	364,121	52,959	1,259,130	1,713,192	249,174

Earnings (Losses) per share/ADS (GAAP)
Basic	0.81	2.37	(1.48)	(0.22)	4.40	2.54	0.37
Diluted	0.77	2.23	(1.48)	(0.22)	4.21	2.49	0.36

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	0.79	1.80	1.29	0.19	4.51	6.08	0.88
Diluted	0.75	1.71	1.23	0.17	4.31	5.77	0.84

Weighted average number of shares used in computation
Basic	279,861	282,149	282,500	282,500	279,272	281,717	281,717
Diluted	298,903	303,605	303,162	303,162	293,074	303,606	303,606

	Quarter Ended				Year Ended
	December 31, 2017	September 30,2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	225,706	667,752	(418,541)	(60,874)	1,228,303	716,161	104,161
Interest income	(40,713)	(41,870)	(32,449)	(4,719)	(112,645)	(147,511)	(21,455)
Interest expense	34,295	63,306	70,210	10,212	87,320	243,801	35,459
Income tax expense	17,747	254,843	106,059	15,426	356,992	568,942	82,750
Depreciation and amortization	208,756	221,552	229,486	33,377	789,252	890,524	129,521
EBITDA (non-GAAP)	445,791	1,165,583	(45,235)	(6,578)	2,349,222	2,271,917	330,436
Share-based compensation	19,245	20,397	26,746	3,890	66,367	82,902	12,058
Unrealized (gains) losses from fair value changes of equity securities	(24,134)	(179,229)	755,916	109,943	(35,540)	914,129	132,955
Adjusted EBITDA (non-GAAP)	440,902	1,006,751	737,427	107,255	2,380,049	3,268,948	475,449

Huazhu Group Limited
Operational Data
	As of
	December 31,	September 30,	December 31,
	2017	2018	2018
Total hotels in operation:	3,746	4,055	4,230
Leased hotels	671	698	699
Manachised hotels	2,874	3,139	3,309
Franchised hotels	201	218	222
Total hotel rooms in operation	379,675	409,516	422,747
Leased hotels	85,018	86,825	86,787
Manachised hotels	275,065	301,451	314,932
Franchised hotels	19,592	21,240	21,028
Number of cities	378	391	403

	For the quarter ended
	December 31,	September 30,	December 31,
	2017	2018	2018
Average daily room rate (in RMB)
Leased and owned hotels	251	279	275
Manachised hotels	197	226	216
Franchised hotels	232	264	248
Blended	211	239	230
Occupancy rate (as a percentage)
Leased and owned hotels	87.2%	92.0%	86.7%
Manachised hotels	86.6%	91.1%	85.5%
Franchised hotels	72.1%	80.7%	74.5%
Blended	86.0%	90.7%	85.2%
RevPAR (in RMB)
Leased and owned hotels	219	257	238
Manachised hotels	170	205	185
Franchised hotels	167	213	185
Blended	181	217	196

	For the full year ended
	December 31,	December 31,
	2017	2018
Occupancy rate (as a percentage)
Leased and owned hotels	89.0%	89.0%
Manachised hotels	89.1%	87.6%
Franchised hotels	73.1%	75.8%
Blended	88.3%	87.3%
Average daily room rate (in RMB)
Leased and owned hotels	237	267
Manachised hotels	191	213
Franchised hotels	216	248
Blended	203	226
RevPAR (in RMB)
Leased and owned hotels	211	237
Manachised hotels	171	186
Franchised hotels	158	188
Blended	180	197

Same-hotel Operational Data: like-for-like performance for leased, manachised and franchised hotels opened for at least 18 months during the current quarter and full year

	As of and for the quarter ended
	December 31,
	2017	2018
Total	2,980	2,980
Leased and owned hotels	545	545
Manachised hotels	2,435	2,435
Occupancy rate (as a percentage)	88.3%	87.5%
Average daily room rate (in RMB)	206	216
RevPAR (in RMB)	182	189

	As of and for full year ended
	December 31,
	2017	2018
Total	2,980	2,980
Leased and owned hotels	545	545
Manachised hotels	2,435	2,435
Occupancy rate (as a percentage)	90.4%	89.8%
Average daily room rate (in RMB)	198	211
RevPAR (in RMB)	179	189

Hotel breakdown by segment

	Number of Hotels in Operation	Number of Hotel Rooms in Operation
	As of December 31, 2018	As of December 31, 2018
Economy hotels	2,892	261,037
HanTing Hotel	2,283	220,646
Hi Inn	402	25,403
Elan Hotel	200	14,266
Orange Hotel	7	722
Midscale and upscale hotels	1,338	161,710
JI Hotel	553	72,370
Starway Hotel	212	18,878
Joya Hotel	6	1,250
Manxin Hotels & Resorts	24	1,901
HanTing Premium Hotel	74	6,656
Ibis Hotel	137	16,575
Ibis Styles Hotel	34	4,279
Mercure Hotel	39	8,510
Novotel Hotel	7	2,512
Grand Mercure	6	1,304
Orange Select	172	19,863
Crystal Orange	56	7,150
Blossom Hill	18	462
Total	4,230	422,747

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,			December 31,			December 31,
	2017	2018	2017	2018	yoy change	2017	2018	yoy change	2017	2018	yoy change (p.p.)
Economy hotels	2,454	2,454	157	164	4.1%	174	183	5.3%	90.5%	89.4%	(1.1)
Leased hotels	440	440	165	177	7.7%	186	198	6.7%	88.6%	89.4%	0.8
Manachised and franchised hotels	2,014	2,014	155	160	3.0%	171	179	4.8%	91.0%	89.4%	(1.6)
Midscale and upscale hotels	526	526	255	264	3.7%	311	322	3.9%	82.1%	82.0%	(0.1)
Leased and owned hotels	105	105	316	325	3.0%	367	384	4.4%	86.0%	84.8%	(1.2)
Manachised and franchised hotels	421	421	229	238	4.2%	284	295	3.7%	80.4%	80.8%	0.3
Total	2,980	2,980	182	189	3.9%	206	216	4.9%	88.3%	87.5%	(0.8)

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the year ended			For the year ended			For the year ended
	December 31,		December 31,			December 31,			December 31,
	2017	2018	2017	2018	yoy change	2017	2018	yoy change	2017	2018	yoy change (p.p.)
Economy hotels	2,454	2,454	159	168	5.6%	172	184	6.7%	92.5%	91.6%	(1.0)
Leased hotels	440	440	165	181	9.3%	182	197	8.3%	90.6%	91.4%	0.8
Manachised and franchised hotels	2,014	2,014	158	165	4.5%	169	180	6.1%	93.1%	91.6%	(1.5)
Midscale and upscale hotels	526	526	250	263	5.2%	301	314	4.6%	83.1%	83.6%	0.5
Leased hotels	105	105	307	321	4.6%	350	367	4.8%	87.7%	87.5%	(0.2)
Manachised and franchised hotels	421	421	226	239	5.5%	279	291	4.5%	81.2%	82.0%	0.8
Total	2,980	2,980	179	189	5.5%	198	211	6.3%	90.4%	89.8%	(0.6)

___________________________________
1 Hotel turnover, refers to total transaction value of room and non-room revenues from Huazhu hotels (i.e., leased and operate, manachised and franchised hotels).
2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.8755 on December 31, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.
3 As of May 25, 2018, the company changed its ADS to its ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, the company recalculated earnings per ADS of the previous quarter using the new ratio.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com